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                              November 30, 2023

       Olegs Pavlovs
       Chief Executive Officer
       Londax Corp.
       Puces iela 47, Riga
       Latvia LV-1082

                                                        Re: Londax Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 15,
2023
                                                            File No. 333-274140

       Dear Olegs Pavlovs:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Note 6 - Commitments and Contingencies, page F-8

   1. In response to prior comment 2, you have changed your position and now state that you intend to account and
reflect the expense paid by Mr. Olegs Pavlovs on behalf of the
                                                        Company within your
financial statements as    Related Party Loan   , rather than as
                                                        additional paid-in
capital. Please confirm that you intend to repay these expenses incurred.
                                                        Disclose the terms of
the obligation. If such amounts are not a loan, note that under SAB
                                                        Topic 5T, any
obligations paid by any related parties on behalf of the registrant must be reflected in the
registrant   s financial statements as an operating expense and a
                                                        corresponding credit to
additional-paid-in-capital.
   2.                                                   Additionally, the
response to prior comment 2 explains Mr. Olegs Pavlovs paid $760,
                                                        $3,500, $4,260 on
behalf of the Company as of May 31, 2023, August 20, 2023, and
                                                        August 31, 2023,
respectively, which was reflected in the related party loan section of the
 Olegs Pavlovs
Londax Corp.
November 30, 2023
Page 2
      prospectus. However, the Total Operating Expenses on the Statement of Operations report
      $199 and $7,798 as of May 31, 2023 and August 31, 2023, respectively. Please tell us how you are accounting for the offset to the amounts reported as part of the related party loan.
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameOlegs Pavlovs
                                                           Division of
Corporation Finance
Comapany NameLondax Corp.
                                                           Office of Technology
November 30, 2023 Page 2
cc:       John L. Thomas
FirstName LastName